Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253421

GS Finance Corp. $1,125,000 ETF-Linked Notes due 2027 guaranteed by The Goldman Sachs Group, Inc.

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (May 20, 2027) is based on the lesser performing of the SPDR® S&P 500® ETF Trust, iShares® Russell 2000 ETF and the SPDR® Dow Jones Industrial AverageSM ETF Trust as measured from the trade date (May 17, 2021) to and including the determination date (May 17, 2027).

The return on your notes is linked to the performances of the SPDR® S&P 500® ETF Trust, the iShares® Russell 2000 ETF and the SPDR® Dow Jones Industrial AverageSM ETF Trust (each, an ETF), and not to that of the S&P 500® Index, the Russell 2000® Index or the Dow Jones Industrial Average® (each, an index) on which the respective ETFs are based. In particular, the iShares® Russell 2000 ETF follows a strategy of “representative sampling,” which means such ETF’s holdings are not the same as those of its index. The performance of any ETF may significantly diverge from that of its index.

If the final level of each ETF on the determination date is greater than or equal to its initial level ($415.52 with respect to the SPDR® S&P 500® ETF Trust, $221.32 with respect to the iShares® Russell 2000 ETF and $343.65 with respect to the SPDR® Dow Jones Industrial AverageSM ETF Trust), the return on your notes will be positive or zero and will equal the participation rate of 1.46 times the ETF return of the lesser performing ETF.

If the final level of any ETF is less than its initial level, but the final level of each ETF is greater than or equal to 80% of its initial level, you will receive the face amount of your notes.

If the final level of any ETF is less than 80% of its initial level, the return on your notes will be negative and will equal the ETF return of the lesser performing ETF plus 20%. You could lose a significant portion of the face amount of your notes.

The amount that you will be paid on your notes at maturity is based on the performance of the ETF with the lowest ETF return. The ETF return for each ETF is the percentage increase or decrease in the final level of such ETF from its initial level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●

if the ETF return of each ETF is greater than or equal to 0% (the final level of each ETF is greater than or equal to its initial level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the participation rate times (c) the lesser performing ETF return;

●

if the ETF return of any ETF is less than 0%, but the ETF return of each ETF is greater than or equal to -20% (the final level of any ETF is less than its initial level but the final level of each ETF is greater than or equal to 80% of its initial level), $1,000; or

●

if the ETF return of any ETF is less than -20% (the final level of any ETF is less than 80% of its initial level), the sum of (i) $1,000 plus (ii) the product of (a) the sum of the lesser performing ETF return plus 20% times (b) $1,000. You will receive less than the face amount of your notes.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-12.

The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $981 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	May 20, 2021	Original issue price:	100% of the face amount
Underwriting discount:	0.25% of the face amount	Net proceeds to the issuer:	99.75% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 2,576 dated May 17, 2021.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $981 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $19 per $1,000 face amount).

Prior to September 17, 2021, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through September 16, 2021). On and after September 17, 2021, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below, does not set forth all of the terms of your notes and therefore should be read in conjunction with such documents:

•General terms supplement no. 2,012 dated March 22, 2021

•Prospectus supplement dated March 22, 2021

•Prospectus dated March 22, 2021

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement. The notes will be issued in book-entry form and represented by a master global note.

TERMS AND CONDITIONS

(Terms From Pricing Supplement No. 2,576 Incorporated Into Master Note No. 2)

These terms and conditions relate to pricing supplement no. 2,576 dated May 17, 2021 of GS Finance Corp. and The Goldman Sachs Group, Inc. with respect to the issuance by GS Finance Corp. of its ETF-Linked Notes due 2027 and the guarantee thereof by The Goldman Sachs Group, Inc.

The provisions below are hereby incorporated into master note no. 2, dated July 1, 2020. References herein to “this note” shall be deemed to refer to “this security” in such master note no. 2, dated July 1, 2020. Certain defined terms may not be capitalized in these terms and conditions even if they are capitalized in master note no. 2, dated July 1, 2020. Defined terms that are not defined in these terms and conditions shall have the meanings indicated in such master note no. 2, dated July 1, 2020, unless the context otherwise requires.

CUSIP / ISIN: 40057HDP2 / US40057HDP29

Company (Issuer): GS Finance Corp.

Guarantor: The Goldman Sachs Group, Inc.

Underliers (each individually, an underlier): the SPDR® S&P 500® ETF Trust (current Bloomberg symbol: "SPY UP Equity"), or any successor underlier, the iShares® Russell 2000 ETF (current Bloomberg symbol: "IWM UP Equity"), or any successor underlier, and the SPDR® Dow Jones Industrial AverageSM ETF Trust (current Bloomberg symbol: "DIA UP Equity"), or any successor underlier, as each may be modified, replaced or adjusted from time to time as provided herein

Underlying indices (each individually, an underlying index): with respect to the SPDR® S&P 500® ETF Trust, the S&P 500® Index, with respect to the iShares® Russell 2000 ETF, the Russell 2000® Index, and with respect to the SPDR® Dow Jones Industrial AverageSM ETF Trust, the Dow Jones Industrial Average®

Face amount: $1,125,000 in the aggregate on the original issue date; the aggregate face amount may be increased if the company, at its sole option, decides to sell an additional amount on a date subsequent to the trade date

Authorized denominations: $1,000 or any integral multiple of $1,000 in excess thereof

Principal amount:  On the stated maturity date, the company will pay, for each $1,000 of the outstanding face amount, an amount in cash equal to the cash settlement amount.

Cash settlement amount:

●

if the final underlier level of each underlier is greater than or equal to its initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the lesser performing underlier return;

●	if the final underlier level of any underlier is less than its initial underlier level but the final underlier level of each underlier is greater than or equal to its buffer level, $1,000; or
●

if the final underlier level of any underlier is less than its buffer level, the sum of (i) $1,000 plus (ii) the product of (a) the sum of the lesser performing underlier return plus the buffer amount times (b) $1,000

Initial underlier level : $415.52 with respect to the SPDR® S&P 500® ETF Trust, $221.32 with respect to the iShares® Russell 2000 ETF and $343.65 with respect to the SPDR® Dow Jones Industrial AverageSM ETF Trust

Final underlier level: with respect to an underlier, the closing level of such underlier on the determination date, subject to adjustment as provided in “—Consequences of a market disruption event or non-trading day” and “— Discontinuance or modification of an underlier” below

Underlier return: with respect to an underlier, the quotient of (i) its final underlier level minus its initial underlier level divided by (ii) its initial underlier level, expressed as a percentage

Upside participation rate: 146%

Lesser performing underlier return: the underlier return of the lesser performing underlier

Lesser performing underlier: the underlier with the lowest underlier return

Buffer level: for each underlier, 80% of its initial underlier level

Buffer amount: 20%

Trade date: May 17, 2021

Original issue date: May 20, 2021

Determination date: May 17, 2027, unless the calculation agent determines that, with respect to any underlier, a market disruption event occurs or is continuing on that day or that day is not otherwise a trading day. In the event the originally scheduled determination date is a non-trading day with respect to any underlier, the determination date will be the first day thereafter that is a trading day for all underliers (the “first qualified trading day”) provided that no market disruption event occurs or is continuing with respect to an underlier on that day. If a market disruption event with respect to an underlier occurs or is continuing on the originally scheduled determination date or the first qualified trading day, the determination date will be the first following trading day on which the calculation agent determines that each underlier has had at least one trading day (from and including the originally scheduled determination date or the first qualified trading day, as applicable) on which no market disruption event has occurred or is continuing and the closing level of each underlier will be determined on or prior to the postponed determination date as set forth under “— Consequences of a market disruption event or a non-trading day” below. (In such case, the determination date may differ from the date on which the level of an underlier is determined for the purpose of the calculations to be performed on the determination date.) In no event, however, will the determination date be postponed to a date later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date, either due to the occurrence of serial non-trading days or due to the occurrence of one or more market disruption events. On such last possible determination date, if a market disruption event occurs or is continuing with respect to an underlier that has not yet had such a trading day on which no market disruption event has occurred or is continuing or if such last possible day is not a trading day with respect to such underlier, that day will nevertheless be the determination date.

Stated maturity date: May 20, 2027, unless that day is not a business day, in which case the stated maturity date will be postponed to the next following business day.  The stated maturity date will also be postponed if the determination date is postponed as described under “— Determination date” above. In such a case, the stated maturity date will be postponed by the same number of business day(s) from but excluding the originally scheduled determination date to and including the actual determination date.

Closing level: on any trading day, with respect to an underlier, the closing sale price or last reported sale price, regular way, for such underlier on a per-share or other unit basis:

●	on the principal national securities exchange on which such underlier is listed for trading on that day, or
●	if such underlier is not listed on any national securities exchange on that day, on any other U.S. national market system that is the primary market for the trading of such underlier.

If an underlier is not listed or traded as described above, then the closing level for such underlier on any day will be the average, as determined by the calculation agent, of the bid prices for such underlier obtained from as many dealers in such underlier selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or the company’s affiliates.

The closing level of an underlier is subject to adjustment as described under “— Anti-dilution adjustments” below.

Trading day: with respect to an underlier, a day on which (a) the exchange on which such underlier has its primary listing is open for trading and (b) the price of one share of such underlier is quoted by the exchange on which such underlier has its primary listing

Successor underlier: with respect to an underlier, any substitute underlier approved by the calculation agent as a successor as provided under “— Discontinuance or modification of an underlier” below

Underlier investment advisor: with respect to an underlier, at any time, the person or entity, including any successor investment advisor or trustee, as applicable, that manages the underlier as then in effect

Underlier stocks: with respect to an underlier, at any time, the stocks that comprise such underlier as then in effect, after giving effect to any additions, deletions or substitutions

Market disruption event: With respect to any given trading day, any of the following will be a market disruption event with respect to an underlier:

●

a suspension, absence or material limitation of trading in such underlier on its primary market for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

●

a suspension, absence or material limitation of trading in option or futures contracts relating to such underlier in the primary market for those contracts for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

●	such underlier does not trade on what was the primary market for such underlier, as determined by the calculation agent in its sole discretion,

and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of the company or any of its affiliates or a similarly situated person to unwind all or a material portion of a hedge that could be effected with respect to this note.

The following events will not be market disruption events:

●	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and
●	a decision to permanently discontinue trading in option or futures contracts relating to such underlier.

For this purpose, an “absence of trading” in the primary securities market on which shares of such underlier are traded, or on which option or futures contracts, if available, relating to such underlier are traded, will not include any time when that market is itself closed for trading under ordinary circumstances.  In contrast, a suspension or limitation of trading in shares of such underlier or in option or futures contracts, if available, relating to such underlier in the primary market for such underlier or those contracts, by reason of:

●	a price change exceeding limits set by that market
●	an imbalance of orders relating to the shares of such underlier or those contracts, or
●	a disparity in bid and ask quotes relating to the shares of such underlier or those contracts,

will constitute a suspension or material limitation of trading in shares of such underlier or those contracts in that market.

A market disruption event with respect to one underlier will not, by itself, constitute a market disruption event for any other unaffected underlier.

Consequences of a market disruption event or a non-trading day: With respect to any underlier, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date, or such day is not a trading day, then the determination date will be postponed as described under “— Determination date” above. If the determination date is postponed to the last possible date due to the occurrence of serial non-trading days, the level of each underlier will be the calculation agent’s assessment of such level, in its sole discretion, on such last possible postponed determination date. If the determination date is postponed due to a market disruption event with respect to any underlier, the final underlier level with respect to the determination date will be calculated based on (i) for any underlier that is not affected by a market disruption event on the originally scheduled determination date or the first qualified trading day thereafter (if applicable), the closing level of the underlier on that date, (ii) for any underlier that is affected by a market disruption event on the originally scheduled determination date or the first qualified trading day thereafter (if applicable), the closing level of the underlier on the first following trading day on which no market disruption event exists for such underlier and (iii) the calculation agent’s assessment, in its sole discretion, of the level of any underlier on the last possible postponed determination date with respect to such underlier as to which a market disruption event continues through the last possible postponed determination date. As a result, this could result in the final underlier level on the determination date of each underlier being determined on different calendar dates. For the avoidance of doubt, once the closing level for an underlier is determined for the determination date, the occurrence of a later market disruption event or non-trading day will not alter such calculation.

Discontinuance or modification of an underlier: If an underlier is delisted from the exchange on which the underlier has its primary listing and its underlier investment advisor or anyone else publishes a substitute underlier that the calculation agent determines is comparable to such underlier and approves as a successor underlier, or if the calculation agent designates a substitute underlier, then the calculation agent will determine the cash settlement amount on the stated maturity date by reference to such successor underlier.

If the calculation agent determines that an underlier is delisted or withdrawn from the exchange on which the underlier has its primary listing and there is no successor underlier, the calculation agent will determine the cash settlement amount on the stated maturity date by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such underlier.

If the calculation agent determines that an underlier, the underlier stocks comprising such underlier or the method of calculating such underlier is changed at any time in any respect — including any split or reverse split of the underlier, a material change in the investment objective of the underlier and any addition, deletion or substitution and any reweighting or rebalancing of such underlier stocks and whether the change is made by the underlier investment advisor under its existing policies or following a modification of those policies, is due to the publication of a successor underlier, is due to events affecting one or more of the underlier stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in such underlier or the method of its calculation as it believes are appropriate to ensure that the levels of such underlier used to determine the cash settlement amount on the stated maturity date is equitable.

All determinations and adjustments to be made by the calculation agent with respect to an underlier may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Anti-dilution adjustments: the calculation agent will have discretion to adjust the closing level of an underlier if certain events occur (including those described above under “— Discontinuance or modification of an underlier”). In the event that any event other than a delisting or withdrawal from the relevant exchange occurs, the calculation agent shall determine whether and to what extent an adjustment should be made to the level of such underlier or any other term. The calculation agent shall have no obligation to make an adjustment for any such event.

Calculation agent: Goldman Sachs & Co. LLC (“GS&Co.”)

Tax characterization: The holder, on behalf of itself and any other person having a beneficial interest in this note, hereby agrees with the company (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to characterize this note for all U.S. federal income tax purposes as a pre-paid derivative contract in respect of the underliers.

Overdue principal rate: the effective Federal Funds rate

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical closing levels of the underliers on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of underlier levels that are entirely hypothetical; no one can predict what the closing level of any underlier will be on any day throughout the life of your notes or what the final underlier level of the lesser performing underlier will be on the determination date. The underliers have been highly volatile in the past — meaning that the underlier levels have changed substantially in relatively short periods — and their performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underliers, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS- 2 of this pricing supplement. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	146%
Buffer level	with respect to each underlier, 80% of its initial underlier level
Buffer amount	20%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any underlier, any underlier stock, any policy of the applicable underlier investment advisor or any method by which the applicable underlying index sponsor calculates its underlying index

Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underliers over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the underlier levels during recent periods, see “The Underliers — Historical Closing Levels of the Underliers” on page PS-2. Before investing in the notes, you should consult publicly available information to determine the underlier levels between the date of this pricing supplement and the date of your purchase of the notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels of the lesser performing underlier and are expressed as percentages of the initial underlier level of the lesser performing underlier. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level of the lesser performing underlier, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level of the lesser performing underlier and the assumptions noted above.

Hypothetical Final Underlier Level of the Lesser Performing Underlier (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount at Maturity (as Percentage of Face Amount)
200.000%	246.000%
175.000%	209.500%
150.000%	173.000%
125.000%	136.500%
100.000%	100.000%
95.000%	100.000%
90.000%	100.000%
85.000%	100.000%
80.000%	100.000%
75.000%	95.000%
50.000%	70.000%
25.000%	45.000%
0.000%	20.000%

If, for example, the final underlier level of the lesser performing underlier were determined to be 25.000% of its initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 45.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 55.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level of the lesser performing underlier were any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical final underlier levels of the lesser performing underlier are expressed as percentages of its initial underlier level. The chart shows that any hypothetical final underlier level of the lesser performing underlier of less than 80.000% (the section left of the 80.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-13.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement

.

We cannot predict the actual final underlier levels or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing levels of the underliers and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier levels determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,012. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying general terms supplement no. 2,012. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., with respect to an underlier to which your notes are linked, the stocks comprising such underlier. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying general terms supplement no. 2,012.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of each underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc. as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 67 of the accompanying prospectus.

You May Lose a Substantial Portion of Your Investment in the Notes

You can lose a substantial portion of your investment in the notes. The cash settlement amount on your notes on the stated maturity date will be based on the performance of the lesser performing of the underliers as measured from their initial underlier levels to their closing levels on the determination date. If the final underlier level of any underlier is less than its buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (i) the sum of the lesser performing underlier return plus the buffer amount times (ii) $1,000. Thus, you may lose a substantial portion of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Amount Payable on Your Notes Is Not Linked to the Levels of the Underliers at Any Time Other than the Determination Date

The final underlier level of each underlier will be based on the closing level of such underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of one underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop.  Although the actual closing levels of the underliers on the stated maturity date or at other times during the life of your notes may be higher than the closing levels of the underliers on the determination date, you will not benefit from the closing levels of the underliers at any time other than on the determination date.

The Cash Settlement Amount Will Be Based Solely on the Lesser Performing Underlier

The cash settlement amount will be based on the lesser performing underlier without regard to the performance of the other underliers. As a result, you could lose some of your initial investment if the lesser performing underlier return is negative, even if there is an increase in the level of the other underliers. This could be the case even if the other underliers increased by an amount greater than the decrease in the lesser performing underlier.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may  be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

●	the levels of the underliers;
●	the volatility - i.e., the frequency and magnitude of changes - in the closing levels of the underliers;
●	the dividend rates of the underlier stocks;

●

economic, financial, regulatory, political, military, public health and other events that affect stock markets generally and the underlier stocks, and which may affect the closing level of the underlier or underliers;

●	interest rates and yield rates in the market;
●	the time remaining until your notes mature; and
●

our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the underliers based on their historical performance.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if the final underlier level of the lesser performing underlier is less than its buffer level, you will incur a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underliers or the Underlier Stocks

The return on your notes will not reflect the return you would realize if you actually owned the underliers and received the distributions paid on the shares of such underliers. You will not receive any dividends that may be paid on any of the underlier stocks by the underlier stock issuers or the shares of the underliers. See “— You Have No Shareholder Rights or Rights to Receive Any Shares of the Underliers or Any Underlier Stock” below for additional information.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underliers or Any Underlier Stock

Investing in your notes will not make you a holder of any shares of the underliers or any underlier stocks. Neither you nor any other holder or owner of your notes will have any rights with respect to the underliers or the underlier stocks, including any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underliers or the underlier stocks or any other rights of a holder of any shares of the underliers or the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any shares of the underliers or any underlier stocks.

You Will Have Limited Anti-dilution Protection

GS&Co., as calculation agent for your notes, may adjust the closing levels of the underliers for certain events that may affect the underliers, but only in the situations we describe in “Terms and Conditions — Anti-dilution adjustments”. The calculation agent will not be required to make an adjustment for every event that may affect the underliers and will have broad discretion to determine whether and to what extent an adjustment is required.

Additional Risks Related to the Underliers

Except to the Extent that the Common Stock of The Goldman Sachs Group, Inc. Is One of the Common Stocks Currently Held by an Underlier and One of the Common Stocks that Comprise Its Underlying Index, and Except to the Extent that GS&Co. and One or More of Our Other Affiliates Act as Authorized

Participants in the Distribution of, and, at Any Time, May Hold, Shares of an Underlier, There Is No Affiliation Between the Investment Advisor of Such Underlier or Its Underlying Index Sponsor and Us

The common stock of The Goldman Sachs Group, Inc. is one of the underlier stocks comprising the S&P 500® Index and one of the underlier stocks comprising the Dow Jones Industrial Average® and is one of the common stocks currently held by the SPDR® S&P 500® ETF Trust and the SPDR® Dow Jones Industrial AverageSM ETF Trust, respectively. In addition, GS&Co. and one or more of our other affiliates may act, from time to time, as authorized participants in the distribution of shares of the underliers, and, at any time, may hold shares of the underliers. Goldman Sachs is not otherwise affiliated with the underlier investment advisors, underlying index sponsors or the underlier stock issuers. We or our affiliates may currently or from time to time in the future engage in business with the underlier investment advisors, underlying index sponsors or the underlier stock issuers. Neither we nor any of our affiliates have participated in the preparation of any publicly available information or made any “due diligence” investigation or inquiry with respect to the underliers, the underlying indices or the underlier stock issuers. You, as an investor in your notes, should make your own investigation into the underliers, the underlying indices and the underlier stock issuers.

Other than as set forth herein with respect to The Goldman Sachs Group, Inc., neither the underlier investment advisors nor any of the other underlier index stock issuers are involved in the offering of your notes in any way and none of them have any obligation of any sort with respect to your notes.  Thus, neither the underlier investment advisors nor any of the other underlier stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the market value of your notes.

The Policies of the Investment Advisor or Trustee For Any Underlier and of the Underlying Index Sponsor of the Underlying Index Tracked By Any Underlier Could Affect the Amount Payable on Your Notes and Their Market Value

The investment advisor or trustee, as applicable, of any underlier may from time to time be called upon to make certain policy decisions or judgments with respect to such underlier, including those concerning the calculation of the net asset value of such underlier, additions, deletions or substitutions of securities held by such underlier and the manner in which changes affecting the underlying index for such underlier are reflected in such underlier that could affect the market price of the shares of the underlier, and therefore, the amount payable on your notes on the stated maturity date. The amount payable on your notes and their market value could also be affected if the investment advisor or trustee, as applicable, changes its policies, for example, by changing the manner in which it calculates the net asset value of such underlier, or if the investment advisor or trustee, as applicable, discontinues or suspends calculation or publication of the net asset value of such underlier, in which case it may become difficult or inappropriate to determine the market value of your notes. The trustee of the SPDR® S&P 500® ETF Trust and the SPDR® Dow Jones Industrial AverageSM ETF Trust is State Street Global Advisors Trust Company and the investment advisor of the iShares® Russell 2000 ETF is BlackRock Fund Advisors.

If events such as these occur, the calculation agent — which initially will be GS & Co. — may determine the closing level of the underliers on the determination date — and thus the amount payable on the stated maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing level of the underliers on the determination date and the amount payable on your notes more fully under “Terms and Conditions — Discontinuance or modification of an underlier” on page PS-7 of this pricing supplement.

In addition, the underlying index sponsor of the underlying index of any underlier owns that underlying index and is responsible for the design and maintenance of that underlying index. The policies of an underlying index sponsor concerning the calculation of a particular underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in that underlying index, could affect the level of that underlying index and, consequently, could affect the market prices of shares of the related underlier and, therefore, the amount payable on your notes and their market value. The underlying index sponsor for the underlying index of the SPDR® S&P 500® ETF and the SPDR® Dow Jones Industrial AverageSM ETF Trust is S&P and the underlying index sponsor of the underlying index of the iShares® Russell 2000 ETF is FTSE Russell.

There is No Assurance That an Active Trading Market Will Continue for the Underliers or That There Will Be Liquidity in Any Such Trading Market; Further, the Underliers are Subject to Management Risks, Securities Lending Risks and Custody Risks

Although the shares of the underliers are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of any underlier or that there will be liquidity in the trading market.

In addition, each underlier is subject to management risk, which is the risk that the underlier investment advisor’s or trustee’s, as applicable, investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, in the case of the iShares® Russell 2000 ETF, the underlier investment advisor for such underlier may select up to 10% of such underlier’s assets to be invested in shares of equity securities that are not included in its underlying index.  No underlier is actively managed and each underlier may be affected by a general decline in market segments relating to its underlying index.  The underlier investment advisor or trustee, as applicable, invests in securities included in, or representative of, the underlying index regardless of their investment merits.  The underlier investment advisor or trustee, as applicable, does not attempt to take defensive positions in declining markets. In addition, each underlier’s investment advisor may be permitted to engage in securities lending with respect to a portion of an underlier’s total assets, which could subject the underlier to the risk that the borrower of such loaned securities fails to return the securities in a timely manner or at all.

In addition, the underliers are subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agents and depositories.

Further, the underliers are subject to listing standards adopted by NYSE Arca. There can be no assurance that the underliers will continue to meet the applicable listing requirements, or that the underliers will not be delisted.

Each Underlier and Its Underlying Index are Different and the Performance of Each Underlier May Not Correlate With the Performance of its Underlying Index

Each underlier may not hold all or substantially all of the equity securities included in its underlying index and may hold securities or assets not included in its underlying index. For example, the iShares® Russell 2000 ETF uses a representative sampling strategy to attempt to track the performance of its underlying index. Therefore, while the performance of each underlier is generally linked to the performance of its underlying index, the performance of each underlier is also linked in part to shares of equity securities not included in its underlying index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with its underlier investment advisor or trustee, as applicable.

Imperfect correlation between an underlier’s portfolio securities and those in its underlying index, rounding of prices, changes to its underlying index and regulatory requirements may cause tracking error, which is the divergence of an underlier’s performance from that of its underlying index.

In addition, the performance of each underlier will reflect additional transaction costs and fees that are not included in the calculation of its underlying index and this may increase the tracking error of each underlier. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between each underlier and its underlying index. Finally, because the shares of each underlier are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of an underlier may differ from the net asset value per share of that underlier.

For all of the foregoing reasons, the performance of any underlier may not correlate with the performance of its underlying index. Consequently, the cash settlement amount payable on your notes will not be the same as investing directly in each underlier or in each underlying index or in any of the respective underlier stocks or in any of the respective stocks comprising such underlying index, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of each underlying index.

Additional Risks Related to the iShares® Russell 2000 ETF

There are Small Capitalization Stock Risks Associated with the iShares® Russell 2000 ETF

The iShares® Russell 2000 ETF is generally comprised of stocks of companies that may be considered small capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large capitalization companies and therefore the iShares® Russell 2000 ETF may be more volatile than an underlier in which a greater percentage of the constituent stocks are issued by large-capitalization companies.

Risks Related to Tax

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Your Notes May Be Subject to the Constructive Ownership Rules

There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIERS

SPDR® S&P 500® ETF Trust

The units of the SPDR® S&P 500® ETF Trust (the “units”) are issued by SPDR® S&P 500® ETF Trust (the “trust”), a unit investment trust that is a registered investment company.

●	The trust is like a tracking ETF in that it seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of the S&P 500® Index (the “index”).
●	The trust does not have an investment advisor. Its investments are adjusted by the trustee.
●	The ETF’s trustee is State Street Global Advisors Trust Company.
●	The trust’s sponsor is PDR Services, LLC.
●	The units trade on the NYSE Arca under the ticker symbol “SPY”.
●	The trust’s SEC CIK Number is 0000884394.
●	The inception date for purposes of the units was January 22, 1993.
●	The trust’s units are issued or redeemed only in creation units of 50,000 units.

We obtained the following fee information from the trust’s publicly available information without independent verification. The Trustee is entitled to receive a fee for services performed for the trust corresponding to the net asset value of the trust, at an annual rate of 0.10% per annum for the first $499,999,999 of assets, 0.08% per annum for assets over $499,999,999 and up to $2,499,999,999 and 0.06% per annum for assets of $2,500,000,000 or more (in each case reduced or increased by an adjustment amount for transaction fees, creation and redemption expenses and interest earned on cash). As of March 31, 2021, the trust’s gross expense ratio is 0.0945% per annum. The trustee has agreed to waive a portion of its fee until February 1, 2021 to the extent operating expenses exceed 0.0945% after earnings credits are applied. After February 1, 2021, the trustee may discontinue this fee waiver.

For additional information regarding SPDR® S&P 500® ETF Trust, please consult the reports (including the Annual Report to Shareholders on Form N30-D for the fiscal year ended September 30, 2020) and other information the trust files with the SEC. Additional information regarding the trust, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the SPDR® S&P 500® ETF Trust website at ssga.com/us/en/individual/etfs/funds/spdr-sp-500-etf-trust-spy. We are not incorporating by reference the website, the sources listed above or any material they include in this prospectus supplement.

Investment Objective and Strategy

The trust seeks investment results that, before expenses, correspond generally to the price and yield performance of the index. The trust strives to achieve its investment objective by holding a portfolio of the common stocks that are included in the index, with the weight of each stock in the trust’s portfolio substantially corresponding to the weight of such stock in the index. Although the trust may fail to own certain securities included in the index at any particular time, the trust generally will be substantially invested in index securities.

To maintain the correspondence between the composition and weightings of the common stocks that are actually held by the trust and the common stocks that are included in the index, the trustee adjusts the trust portfolio from time to time to conform to periodic changes made by the index sponsor to the identity and/or relative weightings of the common stocks that are included in the index. The trustee aggregates certain of these adjustments and makes changes to the trust’s portfolio at least monthly, or more frequently in the case of significant changes to the index. The trust does not hold or trade futures or swaps and is not a commodity pool.

Notwithstanding the ETF’s investment objective, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

The following table displays the top ten holdings and weightings by industry sector of the trust and index. (Sector designations are determined by the trust sponsor using criteria it has selected or developed. Index and trust sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices or trusts with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices or trusts.) We obtained the information in the tables below from the trust website without independent verification.

Top Ten Holdings of Trust and Index as of May 13, 2021

Trust Stock Issuer	Percentage of Trust (%)	Index Stock Issuer	Percentage of Index (%)
APPLE INC.	5.66%	APPLE INC.	5.67%
MICROSOFT CORPORATION	5.26%	MICROSOFT CORPORATION	5.27%
Amazon.com Inc.	3.89%	Amazon.com Inc.	3.89%
FACEBOOK INC. CLASS A	2.11%	FACEBOOK INC. CLASS A	2.11%
Alphabet Inc. Class A	1.93%	Alphabet Inc. Class A	1.93%
ALPHABET INC. CLASS C	1.87%	ALPHABET INC. CLASS C	1.87%
BERKSHIRE HATHAWAY INC. CLASS B	1.57%	BERKSHIRE HATHAWAY INC. CLASS B	1.57%
JPMorgan Chase & Co.	1.42%	JPMorgan Chase & Co.	1.42%
Johnson & Johnson	1.28%	Johnson & Johnson	1.28%
TESLA INC.	1.26%	TESLA INC.	1.26%

Weighting by Sector of Trust and Index as of May 13, 2021

Sector	Percentage of Trust (%)	Percentage of Index (%)
Information Technology	25.84%	25.85%
Financials	11.97%	11.98%
Health Care	13.20%	13.16%
Consumer Discretionary	12.04%	12.04%
Consumer Staples	6.15%	6.15%
Industrials	8.99%	8.99%
Energy	2.85%	2.85%
Utilities	2.63%	2.64%
Real Estate	2.50%	2.51%
Materials	2.87%	2.87%
Communication Services	10.96%	10.97%

Holdings with Weights Equal to or in Excess of 5.5% of the SPDR® S&P 500® ETF Trust as of May 13, 2021

Apple Inc. is registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file financial and other information specified by the U.S. Securities and Exchange Commission (“SEC”) periodically. Information filed by the ETF stock issuer with the SEC electronically can be reviewed through a website maintained by the SEC. The address of the SEC’s website is sec.gov. Information filed with the SEC by the above-referenced ETF stock issuer under the Exchange Act can be located by referencing its SEC file number specified below.

The graph below, except where otherwise indicated, shows the daily historical closing levels of Apple Inc. from January 1, 2016 through May 17, 2021, adjusted for corporate events, if applicable. We obtained the prices in the graph below using data from Bloomberg Financial Services, without independent verification. We have taken the description of the ETF stock issuer set forth below from publicly available information without independent verification.

According to publicly available information, Apple Inc. designs, manufactures and markets smartphones, personal computers, tablets, wearables and accessories, and sells a variety of related services. Information filed with the SEC by the ETF stock issuer under the Exchange Act can be located by referencing its SEC file number 001-36743.

Historical Performance of Apple Inc.

Correlation

Although the trust intends to track the performance of the index as closely as possible, the trust’s return may not match or achieve a high degree of correlation with the return of the index due to expenses and transaction costs incurred in adjusting the portfolio. In addition, it is possible that the trust may not always fully replicate the performance of the index due to unavailability of certain index securities in the secondary market or due to other extraordinary circumstances (e.g., if trading in a security has been halted).

For the period ended April 30, 2021, the SPDR® website gave the following performance figures for market price of a unit and the index: unit—1 year on an annualized basis, 45.96%; 3 years on an annualized basis, 18.51%; 5 years on an annualized basis, 17.27%; 10 years on an annualized basis, 14.04%; since inception on an annualized basis, 10.36%; index—1 year on an annualized basis, 45.98%; 3 years on an annualized basis, 18.67%; 5 years on an annualized basis, 17.42%; 10 years on an annualized basis, 14.17%; since inception on an annualized basis, 10.49%.

Unit Dividends

Holders of units receive dividends on the last business day of each April, July, October and January in an amount corresponding to the amount of any cash dividends declared on the common stocks held by the trust, net of the fees and expenses associated with the operation of the trust, and taxes, if applicable. Because of the fees and expenses, the dividend yield for units is ordinarily less than the hypothetical dividend yield of the index. The unit dividends will be reflected in the calculation of the index as described under “— Calculation of the Total Return of the Index” on page S-26 below.

S&P 500® Index

The S&P 500® Index, which we also refer to in this description as the “index”:

•	is an equity index, and therefore cannot be invested in directly;
•	does not file reports with the SEC because it is not an issuer;
•	was first launched on March 4, 1957 based on an initial value of 10 from 1941-1943; and
•	is sponsored by S&P Dow Jones Indices LLC (“S&P”).

The S&P 500® Index includes a representative sample of 500 companies in leading industries of the U.S. economy. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on the NYSE. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market.  Although the S&P 500® Index contains 500 constituent companies, at any one time it may contain greater than 500 constituent trading lines since some companies included in the S&P 500® Index prior to July 31, 2017 may be represented by multiple share class lines in the index.  The S&P 500® Index is calculated, maintained and published by S&P and is part of the S&P Dow Jones Indices family of indices. We are not incorporating by reference the websites, the sources listed above or any material they include in this prospectus supplement.

S&P intends for the S&P 500® Index to provide a performance benchmark for the large-cap U.S. equity markets. Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews. Index additions and deletions are announced with at least three business days advance notice. Less than three business days’ notice may be given at the discretion of the S&P Index Committee. Relevant criteria for additions to the S&P 500® Index that are employed by S&P include: the company proposed for addition should have an unadjusted company market capitalization of $11.8 billion or more and a security level float-adjusted market capitalization of at least 50% of such threshold (for spin-offs, eligibility is determined using when-issued prices, if available); using composite pricing and volume, the ratio of annual dollar value traded (defined as average closing price over the period multiplied by historical volume) in the proposed constituent to float-adjusted market capitalization of that company should be at least 1.00 and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date; the company must be a U.S. company (characterized as a Form 10-K filer with its U.S. portion of fixed assets and revenues constituting a plurality of the total and with a primary listing of the common stock on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), Nasdaq Global Select Market, Nasdaq Select Market, Nasdaq Capital Market, Cboe BZX (formerly Bats BZX), Cboe BYX (formerly Bats BYX), Cboe EDGA (formerly Bats EDGA) or Cboe EDGX (formerly Bats EDGX) (each, an “eligible exchange”)); the proposed constituent has an investable weight factor (“IWF”) of 10% or more; the inclusion of the company will contribute to sector balance in the S&P 500® Index relative to sector balance in the market in the relevant market capitalization range; financial viability (the sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter); and, for IPOs, the company must be traded on an eligible exchange for at least twelve months (spin-offs or in-specie distributions from existing constituents do not need to be traded on an eligible exchange for twelve months prior to their inclusion in the S&P 500® Index). In addition, constituents of the S&P MidCap 400® Index and the S&P SmallCap 600® Index can be added to the S&P 500® Index provided they meet the unadjusted company level market capitalization eligibility criteria for the S&P 500® Index. Migrations from the S&P MidCap 400® Index or the S&P SmallCap 600® Index do not need to meet the financial viability, liquidity, or 50% of the S&P 500® Index’s unadjusted company level minimum market capitalization threshold criteria.  Further, constituents of the S&P Total Market Index Ex S&P Composite 1500 (which includes all eligible U.S. common equities except for those included in the S&P 500® Index, the S&P MidCap 400® Index and the S&P SmallCap 600® Index) that acquire a constituent of the S&P 500® Index, the S&P MidCap 400® Index or the S&P SmallCap 600® Index that do not fully meet the financial viability or IWF criteria may still be added to the S&P 500® Index at the discretion of the Index Committee if the Index Committee determines that the addition could minimize turnover and enhance the representativeness of the S&P 500® Index as a market benchmark. Certain types of organizational structures and securities are always excluded, including, but not limited to, business development companies (BDCs), limited partnerships, master limited partnerships, limited liability companies (LLCs), OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, special purpose acquisition companies (SPACs), preferred stock and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts (ADRs). Stocks are deleted from the S&P 500® Index when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, and when they substantially violate one or more of the addition criteria. Stocks that are delisted or moved to the pink sheets or the bulletin board are removed, and those that experience a trading halt may be retained or removed in S&P’s discretion. S&P evaluates additions and deletions with a view to maintaining S&P 500® Index continuity.For constituents included in the index prior to July 31, 2017, all publicly listed multiple share class lines are included separately in the index, subject to, in the case of any such share class line, that share class line satisfying the liquidity and float criteria discussed above and subject to certain exceptions.  It is possible that one listed share class line of a company may be included in the index while a second listed share class line of the same company is excluded.  For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line is considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the index. Only common shares are considered when determining whether a company has a multiple share class structure. Constituents of the index prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the index. If an index constituent reorganizes into a multiple share class line structure, that company will be reviewed for continued inclusion in the index at the discretion of the S&P Index Committee.

Calculation of the Total Return of the Index

The trust tracks the performance of the total return version of the index and the index is calculated using a base-weighted aggregative methodology. The total return calculation begins with the price return of the index. The value of the price return index on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the market price of each stock in the index times the number of shares of such stock included in the index, and the denominator of which is the divisor, which is described more fully below. The “market value” of any index stock is the product of the market price per share of that stock times the number of the then-outstanding shares of such index stock that are then included in the index.

The index is also sometimes called a “base-weighted aggregative index” because of its use of a divisor. The “divisor” is a value calculated by S&P that is intended to maintain conformity in index values over time and is adjusted for all changes in the index stocks’ share capital after the “base date” as described below. The level of the index reflects the total market value of all index stocks relative to the index’s base date of 1941-43.

In addition, the index is float-adjusted, meaning that the share counts used in calculating the index reflect only those shares available to investors rather than all of a company’s outstanding shares. S&P seeks to exclude shares held by long-term, strategic shareholders concerned with the control of a company, a group that generally includes the following: officers and directors and related individuals whose holdings are publicly disclosed, private equity, venture capital, special equity firms, asset managers and insurance companies with board of director representation, publicly traded companies that hold shares in another company, holders of restricted shares (except for shares held as part of a lock-up agreement), company-sponsored employee share plans/trusts, defined contribution plans/savings, investment plans, foundations or family trusts associated with the company, government entities at all levels (except government retirement or pension funds), sovereign wealth funds and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (collectively, “strategic holders”). To this end, S&P excludes all share-holdings (other than depositary banks, pension funds (including government pension and retirement funds), mutual funds, exchange traded fund providers, investment funds, asset managers (including hedge funds with no board of director representation), investment funds of insurance companies and independent foundations not associated with the company) with a position greater than 5% of the outstanding shares of a company from the float-adjusted share count to be used in index calculations.

The exclusion is accomplished by calculating an IWF for each stock that is part of the numerator of the float-adjusted index fraction described above:

IWF = (available float shares) / (total shares outstanding)

where available float shares is defined as total shares outstanding less shares held by strategic holders. In most cases, an IWF is reported to the nearest one percentage point. For companies with multiple share class lines, a separate IWF is calculated for each share class line.

Once the price return index has been calculated, the total return index is calculated. First, the total daily dividend for each stock in the index is calculated by multiplying the per share dividend by the number of shares included in the index. Then the index dividend is calculated by aggregating the total daily dividends for each of the index stocks (which may be zero for some stocks) and dividing by the divisor for that day. Next the daily total return of the index is calculated as a fraction minus 1, the numerator of which is the sum of the index level plus the index dividend and the denominator of which is the index level on the previous day. Finally, the total return index for that day is calculated as the product of the value of the total return index on the previous day times the sum of 1 plus the index daily total return for that day.

Maintenance of the Index

In order to keep the index comparable over time S&P engages in an index maintenance process. The maintenance process involves changing the constituents as discussed above, and also involves maintaining quality assurance processes and procedures, adjusting the number of shares used to calculate the index, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions. In addition to its daily governance of indices and maintenance of the index methodology, at least once within any 12 month period, the S&P Index Committee reviews the index methodology to ensure the index continues to achieve the stated objective, and that the data and methodology remain effective. The S&P Index Committee may at times consult with investors, market participants, security issuers included or potentially included in the index, or investment and financial experts.

Divisor Adjustments

The two types of adjustments primarily used by S&P are divisor adjustments and adjustments to the number of shares (including float adjustments) used to calculate the index. Set forth below under “Adjustments for Corporate Actions” is a table of certain corporate events and their resulting effect on the divisor and the share count. If a corporate event requires an adjustment to the divisor, that event has the effect of altering the market value of the affected index stock and consequently of altering the aggregate market value of the index stocks following the event. In order that the level of the index not be affected by the altered market value (which could be an increase or decrease) of the affected index stock, S&P generally derives a new divisor by dividing the post-event market value of the index stocks by the pre-event index value, which has the effect of reducing the index’s post-event value to the pre-event level.

Changes to the Number of Shares of a Constituent

The index maintenance process also involves tracking the changes in the number of shares included for each of the index companies. Changes as a result of mandatory events, such as mergers or acquisition driven share/IWF changes, stock splits and mandatory distributions are not subject to a minimum threshold for implementation and are implemented when the transaction occurs. At S&P’s discretion, however, de minimis merger and acquisition changes may be accumulated and implemented with the updates made with the quarterly share updates as described below. Material share/IWF changes resulting from certain non-mandatory corporate actions follow the accelerated implementation rule. Non-material share/IWF changes are implemented quarterly.

Accelerated Implementation Rule

1. Public offerings. Public offerings of new company-issued shares and/or existing shares offered by selling shareholders, including block sales and spot secondaries, will be eligible for accelerated implementation treatment if the size of the event meets the materiality threshold criteria:

(a)	at least US $150 million, and
(b)	at least 5% of the pre-event total shares.

In addition to the materiality threshold, public offerings must satisfy the following conditions:

•	be underwritten.
•	have a publicly available prospectus, offering document, or prospectus summary filed with the relevant authorities.
•	have a publicly available confirmation from an official source that the offering has been completed.

For public offerings that involve a concurrent combination of new company shares and existing shares offered by selling shareholders, both events are implemented if either of the public offerings represent at least 5% of total shares and $150 million. Any concurrent share repurchase by the affected company will also be included in the implementation.

2. Dutch Auctions, self-tender offer buybacks, and split-off exchange offers. These nonmandatory corporate action types will be eligible for accelerated implementation treatment regardless of size once their results are publicly announced and verified by S&P.

Exception to the Accelerated Implementation Rule

For non-mandatory corporate actions subject to the accelerated implementation rule with a size of at least US $1 billion, S&P will apply the share change, and any resulting IWF change, using the latest share and ownership information publicly available at the time of the announcement, even if the offering size is below the 5% threshold. This exception ensures that very large events are recognized in a timely manner using the latest available information.

All non-mandatory events not covered by the accelerated implementation rule (including but not limited to private placements, acquisition of private companies, and conversion of non-index share lines) will be implemented quarterly coinciding with the third Friday of the third month in each calendar quarter. In addition, events that were not implemented under the accelerated implementation rule but were found to have been eligible, (e.g. due to lack of publicly available information at the time of the event) are implemented as part of a quarterly rebalancing.

Announcement Policy

For accelerated implementation, S&P will provide two (2) business days’ notice for all non-US domiciled stocks, and one (1) business days’ notice for all US domiciled stocks.

IWF Updates

Accelerated implementation for events less than $1 billion will include an adjustment to the company’s IWF only to the extent that such an IWF change helps the new float share total mimic the shares available in the offering. To minimize unnecessary turnover, these IWF changes do not need to meet any minimum threshold requirement for implementation. Any IWF change resulting in an IWF of 0.96 or greater is rounded up to 1.00 at the next annual IWF review.

IWF changes will only be made at the quarterly review if the change represents at least 5% of total current shares outstanding and is related to a single corporate action that did not qualify for the accelerated implementation rule.

Quarterly share change events resulting from the conversion of derivative securities, acquisitions of private companies, or acquisitions of non-index companies that do not trade on a major exchange are considered to be available to investors unless there is explicit information stating that the new owner is a strategic holder.

Other than the situations described above, please note that IWF changes are only made at the annual IWF review.

Share Updates

When total shares outstanding increase by at least 5%, but the new share issuance is to a strategic or major shareholder, it implies that there is no change in float- adjusted shares. However, in such instances, S&P will apply the share change and resulting IWF change regardless of whether the float change is greater than or equal to 5%.

For companies with multiple share class lines, the 5% share change threshold is based on each individual multiple share class line rather than total company shares.

Changes to share counts that total less than 5% of total shares are accumulated and made quarterly on the third Friday of March, June, September, and December.

Exceptions:

Any non- fully paid or non-fully settled offering such as forward sales agreements are not eligible for accelerated implementation. Share updates resulting from completion of subscription receipts terms or the settlement of forward sale agreements are updated at a future quarterly share rebalance.

Rebalancing Guidelines – Share/IWF Freeze

A share/IWF freeze period is implemented during each quarterly rebalancing. The freeze period begins after the market close on the Tuesday prior to the second Friday of each rebalancing month (i.e. March, June, September, and December) and ends after the market close on the third Friday of the rebalancing month. Pro-forma files are normally released after the market close on the second Friday, one week prior to the rebalancing effective date. In September, preliminary share and float data is released on the first Friday of the month. However, the share freeze period for September follows the same schedule as the other three quarterly share freeze periods. For illustration purposes, if rebalancing pro-forma files are scheduled to be released on Friday, March 13, the share/IWF freeze period will begin after the close of trading on Tuesday, March 10 and will end after the close of trading the following Friday, March 20 (i.e. the third Friday of the rebalancing month).

During the share/IWF freeze period, shares and IWFs are not changed except for mandatory corporate action events (such as merger activity, stock splits, and rights offerings), and the accelerated implementation rule is suspended. The suspension includes all changes that qualify for accelerated implementation and would typically be announced or effective during the share/IWF freeze period. At the end of the freeze period all suspended changes will be announced on the third Friday of the rebalancing month and implemented five business days after the quarterly rebalancing effective date.

Adjustments for Corporate Actions

There is a large range of corporate actions that may affect companies included in the index. Certain corporate actions require S&P to recalculate the share count or the float adjustment or to make an adjustment to the divisor to prevent the value of the index from changing as a result of the corporate action. This helps ensure that the movement of the index does not reflect the corporate actions of individual companies in the index.

Spin-Offs

As a general policy, a spin-off security is added to the S&P 500® Index on the ex-date at a price of zero (with no divisor adjustment) and will remain in the index for at least one trading day. The spin-off security will remain in the S&P 500® Index if it meets all eligibility criteria. If the spin-off security is determined ineligible to remain in the S&P 500® Index, it will generally be removed after at least one day of regular way trading (with a divisor adjustment). The weight of the spin-off being deleted is reinvested across all the index components proportionately such that the relative weights of all index components are unchanged. The net change in index market capitalization will cause a divisor change.

Companies that are spun off from a constituent of the S&P 500® Index do not need to meet the eligibility criteria for new constituents, but they should be considered U.S. domiciled for index purposes. At the discretion of the Index Committee, a spin-off company may be retained in the S&P 500® Index if the Index Committee determines it has a total market capitalization representative of the S&P 500® Index. If the spin-off company’s estimated market capitalization is below the minimum unadjusted company market capitalization for the S&P 500® Index but there are other constituent companies in the S&P 500® Index that have a significantly lower total market capitalization than the spin-off company, the Index Committee may decide to retain the spin-off company in the S&P 500® Index.

Several additional types of corporate actions, and their related treatment, are listed in the table below.

Corporate Action	Treatment
Company addition/deletion

Addition

Companies are added at the float market capitalization weight. The net change to the index market capitalization causes a divisor adjustment.

Deletion

The weights of all stocks in the index will proportionally change. Relative weights will stay the same. The index divisor will change due to the net change in the index market capitalization

Change in shares outstanding	Increasing (decreasing) the shares outstanding increases (decreases) the market capitalization of the index. The change to the index market capitalization causes a divisor adjustment.

Split/reverse split	Shares outstanding are adjusted by split ratio. Stock price is adjusted by split ratio. There is no change to the index market capitalization and no divisor adjustment.
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the market capitalization of the index. A net change to the index market capitalization causes a divisor adjustment.
Ordinary dividend	When a company pays an ordinary cash dividend, the index does not make any adjustments to the price or shares of the stock. As a result there are no divisor adjustments to the index.
Special dividend	The stock price is adjusted by the amount of the dividend. The net change to the index market capitalization causes a divisor adjustment
Rights offering

All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio. The net change in market capitalization causes a divisor adjustment.

Any company that is removed from the S&P 500® Index, the S&P MidCap 400® Index or the S&P SmallCap 600® Index must wait a minimum of one year from its removal date before being reconsidered as a replacement candidate for the S&P 500® Index.

Recalculation Policy

S&P reserves the right to recalculate and republish the index at its discretion in the event one of the following issues has occurred: (1) incorrect or revised closing price of one or more constituent securities; (2) missed or misapplied corporate action; (3) incorrect application of an index methodology; (4) late announcement of a corporate action; or (5) incorrect calculation or data entry error. The decision to recalculate the index is made at the discretion of the index manager and/or index committee, as further discussed below.  The potential market impact or disruption resulting from a recalculation is considered when making any such decision.  In the event of an incorrect closing price, a missed or misapplied corporate action, a late announcement of a corporate action, or an incorrect calculation or data entry error that is discovered within two trading days of its occurrence, generally the index is recalculated. In the event any such event is discovered beyond the two trading day period, the index committee shall decide whether the index should be recalculated. In the event of an incorrect application of the methodology that results in the incorrect composition and/or weighting of index constituents, the index committee shall determine whether or not to recalculate the index following specified guidelines. In the event that the index is recalculated, it shall be done within a reasonable timeframe following the detection and review of the issue.

Calculations and Pricing Disruptions

Closing levels for the index are calculated by S&P based on the closing price of the individual constituents of the index as set by their primary exchange. Closing prices are received by S&P from one of its third party vendors and verified by comparing them with prices from an alternative vendor. The vendors receive the closing price from the primary exchanges. Real-time intraday prices are calculated similarly without a second verification. Official end-of-day calculations are based on each stock’s primary market closing price. Prices used for the calculation of real time index values are based on the “Consolidated Tape”. The Consolidated Tape is an aggregation of trades for each constituent over all regional exchanges and trading venues and includes the primary exchange. If there is a failure or interruption on one or more exchanges, real-time calculations will continue as long as the “Consolidated Tape” is operational.

If an interruption is not resolved prior to the market close, official closing prices will be determined by following the hierarchy set out in NYSE Rule 123C. A notice is published on the S&P website at spdji.com indicating any changes to the prices used in index calculations. In extreme circumstances, S&P may decide to delay index adjustments or not publish the index. Real-time indices are not restated.

Unexpected Exchange Closures

An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, S&P is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. S&P’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, S&P also uses 3:00 PM ET as the cutoff.

If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, S&P will take the following actions:

Market Disruption Prior to Open of Trading:

(i)

If all exchanges indicate that trading will not open for a given day, S&P will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

(ii)	If exchanges indicate that trading, although delayed, will open for a given day, S&P will begin index calculation when the exchanges open.

Market Disruption Intraday:

(i)

If exchanges indicate that trading will not resume for a given day, the index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

“SPDR®” is a registered trademark of Standard & Poor's Financial Services LLC (“S&P”) and Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use by S&P Dow Jones Indices LLC. The index is not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates, and neither S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates make any representation regarding the advisability of investing in the index.

iShares® Russell 2000 ETF

The shares of the iShares® Russell 2000 ETF are issued by iShares® Trust, a registered investment company.

•	The ETF is a tracking ETF that seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Index (the “index”).
•	The ETF’s investment advisor is BlackRock Fund Advisors (“BFA”).
•	The ETF’s shares trade on the NYSE Arca under the ticker symbol “IWM”.
•	The iShares® Trust’s SEC CIK Number is 0001100663.
•	The ETF’s inception date was May 22, 2000.
•	The ETF’s shares are issued or redeemed only in creation units of 50,000 shares or multiples thereof.

We obtained the following fee information from the iShares® website without independent verification. The investment advisor is entitled to receive a management fee from the ETF based on the ETF’s allocable portion of an aggregate management fee based on the aggregate average daily net assets of the ETF and a set of other specified iShares® funds (together, the “funds”) as follows: 0.20% per annum of the average daily net assets of the funds less than or equal to $46.0 billion, plus 0.19% per annum of the average daily net assets of the funds on amounts in excess of $46.0 billion, up to and including $81.0 billion, plus 0.1805% per annum of the average daily net assets of the funds on amounts in excess of $81.0 billion, up to and including $111.0 billion, plus 0.1715% per annum of the average daily net assets of the funds on amounts in excess of $111.0 billion, up to and including $141.0 billion, plus 0.163% per annum of the average daily net assets of the funds on amounts in excess of $141.0 billion.  As of March 31, 2021, the expense ratio of the ETF was 0.19% per annum.

For additional information regarding iShares® Trust or BFA, please consult the reports (including the Semi-Annual Report to Shareholders on Form N-CSRS for the period ended September 30, 2020) and other information iShares® Trust files with the SEC. In addition, information regarding the ETF, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at us.ishares.com/product_info/fund/overview/IWM.htm. We are not incorporating by reference the website, the sources listed above or any material they include in this prospectus supplement.

Investment Objective

The ETF seeks to achieve a return that corresponds generally to the price and yield performance, before fees and expenses, of the index. The ETF’s investment objective and the index may be changed without shareholder approval. Notwithstanding the ETF’s investment objective, the return on your notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

The following tables display the top ten holdings and weightings by industry sector of the ETF. (Sector designations are determined by the investment advisor using criteria it has selected or developed. ETF investment advisors and index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between ETFs with different investment advisors or indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the ETFs or indices.) We obtained the information in the tables below from the ETF website without independent verification.

iShares® Russell 2000 ETF Top Ten Holdings as of May 13, 2021

ETF Stock Issuer	Percentage (%)
CAESARS ENTERTAINMENT INC	0.62%
DARLING INGREDIENTS INC	0.44%
PENN NATIONAL GAMING INC	0.43%
RH	0.36%
BUILDERS FIRSTSOURCE INC	0.36%
GAMESTOP CORP CLASS A	0.34%
LITHIA MOTORS INC CLASS A	0.34%
DECKERS OUTDOOR CORP	0.33%
PLUG POWER INC	0.33%
CLEVELAND CLIFFS INC	0.32%
Total	3.87%

iShares® Russell 2000 ETF Weighting by Sector as of May 13, 2021*

Sector	Percentage (%)
Financials	16.65%
Health Care	17.67%
Industrials	16.31%
Information Technology	11.81%
Consumer Discretionary	14.79%
Real Estate	6.09%
Energy	2.78%
Utilities	2.78%
Materials	4.95%
Communication	2.54%
Consumer Staples	3.42%
Cash and/or Derivatives	0.20%
Total	99.99%

* Percentages may not sum to 100% due to rounding.

Representative Sampling

BFA uses a representative sampling indexing strategy to manage the ETF. This strategy involves investing in a representative sample of securities that collectively has an investment profile similar to that of the index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the index.

The ETF generally invests at least 90% of its assets in the securities of the index and in depository receipts representing securities of the index. The ETF may invest the remainder of its assets in certain futures, options and swap contracts, cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates, as well as in securities not included in the index, but which BFA believes will help the ETF track the index. Also, the ETF may lend securities representing up to one-third of the value of the ETF’s total assets (including the value of the collateral received).

Tracking Error

The performance of the ETF and the index may vary due to a variety of factors, including differences between the securities and other instruments held in the ETF’s portfolio and those included in the index, pricing differences in transaction costs, the ETF’s holding of uninvested cash, differences in timing of the accrual of or the valuation of dividends or interest, tax gains or losses, changes to the index or the costs to the ETF of complying with various new or existing regulatory requirements. Tracking error also may result because the ETF incurs fees and expenses, while the index does not. BFA expects that, over time, the ETF’s tracking error will not exceed 5%. The ETF’s use of a representative sampling indexing strategy can be expected to produce a larger tracking error than would result if the ETF used a replication indexing strategy in which an ETF invests in substantially all of the securities in its index in approximately the same proportions as in the index.

As of April 30, 2021, iShares® reported the following average annual returns on the market price of the ETF’s shares and the index.  The market price of the ETF’s shares takes into account distributions on the shares. Beginning August 10, 2020, the market price returns are calculated using the closing price. Prior to August 10,

2020, the returns accounted for changes in the mid-point of the bid and ask prices at 4:00 p.m., Eastern time on the relevant date. ETF shares: 1 year, 74.67%; 3 years, 15.11%; 5 years, 16.43%; 10 years, 11.63%; since inception, 9.16%; index: 1 year, 74.91%; 3 years, 15.23%; 5 years, 16.48%; 10 years, 11.63%; since ETF inception, 9.23%.

Industry Concentration Policy

The ETF will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the index is concentrated.

Russell 2000® Index

The Russell 2000® Index measures the composite price performance of stocks of 2,039 companies in the U.S. equity market. It is generally considered to be a “small-cap” index.  Additional information about the Russell 2000® Index is available on the following website: ftse.com/analytics/factsheets/Home/Search#. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

As of April 12, 2021, the 2,053 companies included in the Russell 2000® Index were divided into eleven Industry Classification Benchmark (ICB) industries. The ICB industries include (with the approximate percentage currently included in such industries indicated in parentheses): Basic Materials (4.03%), Consumer Discretionary (17.28%), Consumer Staples (3.03%), Energy (3.15%), Financials (15.56%), Health Care (17.99%), Industrials (15.98%), Real Estate (6.21%), Technology (11.73%), Telecommunications (1.63%) and Utilities (3.40%). (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.) As of the close of business on September 18, 2020, FTSE Russell transitioned from the Russell Global Sectors to the ICB.

The Russell 2000® Index includes approximately 2,000 of the smallest securities that form the Russell 3000® Index. The Russell 3000® Index is comprised of the 3,000 largest U.S. companies, or 98% based on market capitalization, of the investable U.S. equity market. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

Selection of Constituent Stocks of the Russell 2000® Index

The Russell 2000® Index is a sub-index of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index, a company’s stocks must be listed on the rank day in May of a given year (the timetable is announced each spring) and FTSE Russell must have access to documentation verifying the company’s eligibility for inclusion. Eligible initial public offerings (“IPOs”) are added to Russell U.S. Indices quarterly, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, IPOs must meet additional eligibility criteria.

A company is included in the U.S. equity markets and is eligible for inclusion in the Russell 3000® Index, and consequently, the Russell 2000® Index, if that company incorporates in the U.S., has its headquarters in the U.S. and also trades with the highest liquidity in the U.S.  If a company does not satisfy all of the above criteria, it can still be included in the U.S. equity market if any one of the following home country indicators is in the United States: (i) country of incorporation, (ii) country of headquarters and (iii) country in which the company trades with the highest liquidity (as defined by a two-year average daily dollar trading volume from all exchanges within the country), and the primary location of that company’s assets or its revenue, based on an average of two years of assets or revenues data, is also in the United States. In addition, if there is insufficient information to assign a company to the U.S. equity markets based on its assets or revenue, the company may nonetheless be assigned to the U.S. equity markets if the headquarters of the company is located in the United States or if the headquarters of the company is located in certain “benefit-driven incorporation countries”, or “BDIs”, and that company’s most liquid stock exchange is in the United States. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curaçao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands. A U.S.-listed company is not eligible for inclusion within the U.S. equity market if it has been classified by FTSE Russell as a China N share on the rank date of the index reconstitution. A company will be considered a China N share if the following criteria are satisfied: (i) the company is incorporated outside of the People’s Republic of China, (ii) the company is listed on the NYSE, the Nasdaq or the NYSE American (formerly the NYSE MKT), (iii) over 55% of the revenue or assets of the company are derived from the People’s Republic of China, and (iv) the company is controlled by a mainland Chinese entity, company or individual (if the shareholder background cannot be determined with publicly available information, FTSE Russell will consider whether the establishment and origin of the company are in mainland China and whether the company is headquartered in mainland China). An existing China N Share which fails one or more of the following criteria will cease to be classified as a China N share: (i) the company is no longer incorporated outside the People’s Republic of China, (ii) the company is no longer listed on the NYSE, the Nasdaq exchange, or the NYSE American, (iii) the percentages of revenue and assets derived from the People’s Republic of China have both fallen below 45 percent, or (iv) the company is acquired/a controlling stake is held by a non-Mainland Chinese state entity, company or individual. Only asset and revenue data from the most recent annual report is considered when evaluating whether a company should be classified a China N share (i.e., there will be no two year averaging). ADRs and ADSs are not eligible for inclusion in the Russell 2000® Index.

In addition, all securities eligible for inclusion in the Russell 3000® Index, and consequently, the Russell 2000® Index, must trade on an eligible exchange (CBOE (formerly BATS), NYSE, NYSE American (formerly NYSE MKT), NYSE Arca and Nasdaq).

Exclusions from the Russell 2000® Index

FTSE Russell specifically excludes the following companies and securities from the Russell 2000® Index: (i) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, depository receipts, installment receipts and trust receipts; (ii) royalty trusts, U.S. limited liability companies, closed-end investment companies, companies that are required to report Acquired Fund Fees and  Expenses (as defined by the SEC), including business development companies, blank check companies, special-purpose acquisition companies and limited partnerships; (iii) companies with a total market capitalization less than $30 million; (iv) companies with only a small portion of their shares available in the marketplace (companies with less than an absolute 5% of shares available); (v) bulletin board, pink sheets or over-the-counter traded securities, including securities for which prices are displayed on the FINRA ADF; (vi) real estate investment trusts and publicly traded partnerships that generate, or have historically generated, unrelated business taxable income and have not taken steps to block their unrelated business taxable income to equity holders; and (vii) companies with 5% or less of the company’s voting rights in the hands of unrestricted shareholders (existing constituents that do not currently have more than 5% of the company’s voting rights in the hands of unrestricted shareholders have until the September 2022 review to meet this requirement).

Initial List of Eligible Securities

The primary criterion FTSE Russell uses to determine the initial list of securities eligible for the Russell 3000® Index and, consequently, the Russell 2000® Index, is total market capitalization, which is calculated by multiplying the total outstanding shares for a company by the market price as of the rank day for those securities being considered at annual reconstitution.  IPOs may be added between constitutions as noted below.  All common stock share classes are combined in determining a company’s total shares outstanding. If multiple share classes have been combined, the number of total shares outstanding will be multiplied by the primary exchange close price and used to determine the company’s total market capitalization. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must have a closing price at or above $1.00 on their primary exchange or an eligible secondary exchange on the last trading day of May of each year to be eligible for inclusion in the Russell 2000® Index. In order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the rank day in May, it will be considered eligible if the average of the daily closing prices from their primary exchange during the 30 days prior to the rank day is equal to or greater than $1.00. If an existing member does not trade on the rank day, it must price at $1.00 or above on another eligible U.S. exchange to remain eligible.

Multiple Share Classes

If an eligible company trades under multiple share classes or if a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, each share class will be reviewed independently for inclusion. Share classes in addition to the primary vehicle (the pricing vehicle) that have a total market capitalization larger than $30 million, an average daily dollar trading value that exceeds that of the global median, and a float greater than 5% of shares available in the market place are eligible for inclusion.

The pricing vehicle will generally be designated as the share class with the highest two-year trading volume as of the rank day. In the absence of two years’ worth of data, all available data will be used for this calculation.  If the difference between trading volumes for each share class is less than 20%, the share class with the most available shares outstanding will be used as the pricing vehicle.  At least 100 day trading volume is necessary to consider the class as a pricing vehicle for existing members.  New members will be analyzed on all available data, even if that data is for less than 100 days.

Annual Reconstitution

The Russell 2000® Index is reconstituted annually by FTSE Russell to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization on the last trading day in May, with the actual reconstitution occurring on the final Friday of June each year, unless the final Friday in June is the 29th or 30th, in which case reconstitution will occur on the preceding Friday. A full calendar for reconstitution is made available each spring.

A company’s total shares are multiplied by the primary exchange close price of the pricing vehicle and used to determine the company’s total market capitalization for the purpose of ranking of companies and determination of index membership. If no volume exists on the primary exchange on the rank day, the last trade price from an eligible secondary exchange will be used where volume exists (using the lowest trade price above $1.00 if multiple secondary markets exist). The company’s rank will be determined based on the cumulative market capitalization. As of the June 2016 reconstitution, any share class not qualifying for eligibility independently will not be aggregated with the pricing vehicle within the available shares calculation.

For mergers and spin-offs that are effective between the rank day and the business day immediately before the index lock down takes effect ahead of the annual reconstitution in June, the market capitalizations of the impacted securities are recalculated and membership is reevaluated as of the effective date of the corporate action.  For corporate events that occur during the reconstitution lock down period (which takes effect from the open on the first day of the lock down period onwards), market capitalizations and memberships will not be reevaluated. Non index members that have been considered ineligible as of rank day will not be reevaluated in the event of a subsequent corporate action that occurs between rank day and the reconstitution effective date.

Index Calculation and Capitalization Adjustments

As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the index stocks relative to the capitalization on a base date. This discussion describes the “price return” calculation of the Russell 2000® Index. The applicable pricing supplement will describe the calculation if the underlier for your securities is not the price return calculation. The current Russell 2000® Index value is the compounded result of the cumulative daily (or monthly) return percentages, where the starting value of the Russell 2000® Index is equal to the base value (100) and base date (December 31, 1978). Returns between any two dates can then be derived by dividing the ending period index value (IV1) by the beginning period (IV0) index value, so that the return equals [(IV1 / IV0) –1]*100.

Constituent stocks of the index are weighted in the Russell 2000® Index by their free-float market capitalization, which is calculated by multiplying the primary closing price by the number of free-float shares. Free-float shares are shares that are available to the public for purchase as determined by FTSE Russell. Adjustments to shares are reviewed quarterly (including at reconstitution) and for major corporate actions such as mergers. Total shares and adjustments for available shares are based on information recorded in SEC corporate filings.

The following are excluded from free float: shares directly owned by state, regional, municipal and local governments (excluding shares held by independently managed pension schemes for governments); shares held by sovereign wealth funds where each holding is 10% or greater of the total number of shares in issue; shares held by directors, senior executives and managers of the company, and by their family and direct relations, and by companies with which they are affiliated; shares held within employee share plans; shares held by public companies or by non-listed subsidiaries of public companies; shares held by founders, promoters, former directors, founding venture capital and private equity firms, private companies and individuals (including employees) where the holding is 10% or greater of the total number of shares in issue; all shares where the holder is subject to a lock-up clause or has a stated incentive to retain the shares (for the duration of that clause or incentive, after which free float changes resulting from the expiry of a lock-up or incentive will be implemented at the next quarterly review subject to the lock-up or incentive expiry date occurring on or prior to the share and float change information cut-off date); shares held by an investor, investment company or an investment fund that is actively participating in the management of a company or is holding shares for publicly announced strategic reasons, or has successfully placed a current member to the board of directors of a company; and shares that are subject to ongoing contractual agreements (such as swaps) where they would ordinarily be treated as restricted. In addition, while portfolio holdings such as pension funds, insurance funds or investment companies will generally not be considered as restricted from free float, where a single portfolio holding is 30% or greater it will be regarded as strategic and therefore restricted (and will remain restricted until the holding falls below 30%).

Corporate Actions Affecting the Index

FTSE Russell adjusts the Russell 2000® Index on a daily basis in response to certain corporate actions and events. Therefore, a company’s membership in the Russell 2000® Index and its weight in the Russell 2000® Index can be impacted by these corporate actions. The adjustment is applied based on sources of public information, including press releases and Securities and Exchange Commission filings. Prior to the completion of a corporate action or event, FTSE Russell estimates the effective date. FTSE Russell will then adjust the anticipated effective date based on public information until the date is considered final. Depending on the time on a given day that an action is determined to be final, FTSE Russell will generally either (1) apply the action before the open on the ex-date or (2) apply the action after providing appropriate notice. If FTSE Russell has confirmed the completion of a corporate action, scheduled to become effective subsequent to a rebalance, the event may be implemented in conjunction with the rebalance to limit turnover, provided appropriate notice can be given. FTSE Russell applies the following methodology guidelines when adjusting the Russell 2000® Index in response to corporate actions and events:

“No Replacement” Rule — Securities that are deleted from the Russell 2000® Index between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over the past year will fluctuate according to corporate activity.

Mergers and Acquisitions

Adjustments due to mergers and acquisitions are applied to the Russell 2000® Index after the action is determined to be final. In the event that a constituent is being acquired for cash or is delisted subsequent to an index review, such constituent will be removed from the Russell 2000® Index in conjunction with the index review, assuming that the action is determined to be final and a minimum of two days’ notice can be provided.

Between constituents:  When mergers and acquisitions take place between companies that are both constituents of a Russell index for cash, the target company is deleted from the Russell 2000® Index at the last traded price. When mergers and acquisitions take place between companies that are both constituents of a Russell index for stock, the target company is deleted from the Russell 2000® Index and the shares of the acquiring stock are increased according to the offer terms. When mergers and acquisitions take place between companies that are both constituents of a Russell index for cash or stock or a combination thereof, the target company is deleted from the Russell 2000® Index and the shares of the acquiring company are simultaneously increased per the merger terms.

Between a constituent and a non-constituent:  If the target company is a member of the Russell 2000® Index, it is deleted from the Russell 2000® Index and the acquiring company will be included initially in the Russell 2000® Index provided it is eligible in all other respects at the time of the merger, regardless of previous eligibility screenings. If the acquiring company is deemed eligible it will be added to the Russell 2000® Index on the effective date and the opening price will be calculated using the offer terms. When the target company is a FTSE Russell Universe member, the shares of the member acquiring company will be updated to reflect the merger. Any share update will be made giving appropriate notice.

Given sufficient market hours after the confirmation of a merger or acquisition, FTSE Russell effects the action after the close on the last day of trading of the target company, or at an appropriate time once the transaction has been deemed to be final.

Rights Offerings — Rights offered to shareholders are reflected in the Russell 2000® Index only if the subscription price of the rights is at a discount to the market price of the stock. Provided that FTSE Russell has been alerted to the rights offer prior to the ex-date, it will adjust the price of the stock for the value of the rights and increased shares according to the terms of the offering before the open on the ex-date.

Spin-offs— If the spin-off entity meets the eligibility requirements for the Russell 2000® Index, the spin-off entity will be added to the Russell 2000® Index on the ex-date of the distribution. The spin-off entity will be retained in the Russell 2000® Index until the next annual reconstitution, when it will be evaluated for inclusion. If the spin-off entity does not meet the eligibility requirements for the Russell 2000® Index, the spin-off entity will be added to the Russell 2000® Index on the ex-date of the distribution. It will remain in the Russell 2000® Index until listing and settlement and then deleted at market price with notice.

Initial Public Offerings — Eligible IPOs are added to the Russell 2000® Index based on total market capitalization ranking within the market-adjusted capitalization breaks established at the most recent annual reconstitution.

An IPO of additional share classes will be considered for eligibility and must meet the same eligibility criteria for all other multiple share classes.  If at the time of the IPO the additional share class does not meet the eligibility criteria for separate index membership, it will not be added to the Russell 2000® Index and will subsequently be reviewed for index membership during the next annual reconstitution.

Once IPO additions have been announced, an IPO may be added to the Russell 2000® Index prior to the previously announced schedule, if a corporate action has deemed this to be appropriate and notice can be provided (e.g. an index member automatically receives shares via a stock distribution into a projected IPO add).

Tender Offers — A company acquired as a result of a tender offer is removed when (i) (a) offer acceptances reach 90%; (b) shareholders have validly tendered and the shares have been irrevocably accepted for payment; and (c)

all pertinent offer conditions have been reasonably met and the acquirer has not explicitly stated that it does not intend to acquire the remaining shares; (ii) there is reason to believe that the remaining free float is under 5% based on information available at the time; or (iii) following completion of the offer the acquirer has stated intent to finalize the acquisition via a short-form merger, squeeze-out, top-up option or any other compulsory mechanism.

Where the conditions for index deletion are not met, FTSE Russell may implement a free float change based on the reported acceptance results at the expiration of the initial, subsequent or final offer period where (i) the minimum acceptance level as stipulated by the acquiror is met; (ii) shareholders have validly tendered and the shares have been irrevocably accepted for payment; (iii) all pertinent offer conditions have been reasonably met and (iv) the change to the current float factor is greater than 3%. FTSE Russell uses the published results of the offer to determine the new free float of the target company. If no information is published in conjunction with the results from which FTSE Russell can determine which shareholders have and have not tendered, the free float change will reflect the total shares now owned by the acquiring company. A minimum T+2 notice period of the change is generally provided. . Any subsequent disclosure on the updated shareholder structure will be reviewed during the quarterly review cycle. If the offer includes a stock consideration, the acquiring company’s shares will be increased proportionate to the free float change of the target company.  If the target company’s free float change is greater than 3%, the associated change to the acquiring company’s shares will be implemented regardless of size. Additionally, if the change to the target company is less than 3%, then no change will be implemented to the target or the acquiring company at the time of the event, regardless of any change to the acquiring company’s shares. The target company will then be deleted as a second-step, if the conditions for deletion are achieved at the expiration of a subsequent offer period.

In the event that a tender offer results in an additional listed and active “tendered” line prior to the tendered shares being accepted and exchanged for settlement, FTSE Russell will generally evaluate the following factors to determine whether to switch to the tendered line: (i) the objective of the offer is to fully acquire and delist the target company (and FTSE Russell is not aware of any obstacles designed to prevent this objective; e.g. there are no major shareholders who have publicly disclosed that they will not be tendering); (ii) the offer is deemed to be successful (i.e. the minimum acceptance threshold has been achieved); (iii) more than 50% of the shares subject to the offer have been tendered; (iv) there is an additional tender offer period to provide a window for index users to tender into the tendered shares’ line; and (v) there are outstanding regulatory or other substantive hurdles preventing the transaction completing immediately at the conclusion of the tender offer, with the results not expected to be known for some time. Index implementation will generally occur immediately after the opening of the additional offer period (with the provision of appropriate notice) – with an informative notice published announcing the change, to supplement the information within the applicable tracker files. In the event that the tendered line is halted prior to index implementation, its close price will be updated to reflect the deal terms until implementation. In the event that the prerequisites for deletion are not achieved and the target company is retained within the Russell 2000® Index at a reduced weight, the tendered line will be removed at deal terms (if no active market) with the ordinary line being re-added at a reduced weight at its last close price.

In exceptional circumstances, any review changes due to be effective for the companies involved in a tender offer may be retracted if FTSE Russell becomes aware of a tender offer which is due to complete on or around the effective date of such index review changes. Such exceptional circumstances may include undue price pressure being placed on the companies involved, or if proceeding with the review changes would compromise the replicability of the Russell 2000® Index.

Delisted and Suspended Stocks — A stock will be deleted as a constituent if it is delisted from all eligible exchanges. A stock will be deleted if FTSE Russell becomes aware (in its country of assigned nationality) that the stock has become bankrupt, has filed for bankruptcy protection, enters administration, is insolvent or is liquidated, or where evidence of a change in circumstances makes it ineligible for index inclusion. If, however, FTSE Russell becomes aware that a constituent is suspended, index treatment will be determined as follows:

•

if a constituent is declared bankrupt without any indication of compensation to shareholders, the last traded price will be adjusted to zero value and the constituent will be removed from the Russell 2000® Index with notice (typically T+2);

•	in all other cases, a constituent will continue to be included in the Russell 2000® Index for a period of up to 20 business days at its last traded price;
•

if a constituent continues to be suspended at the end of that 20 business day period (the suspension period), it will be subject to review. FTSE Russell will take into account the stated reasons for the suspension. These reasons may include announcements made by the company regarding a pending acquisition or restructuring, and any stated intentions regarding a date for the resumption of trading. If following review, a decision is taken to remove the constituent, FTSE Russell will provide notice of 20 business days (the notice period) that it intends to remove the constituent, at zero value, at the conclusion of the notice period. If the security has not resumed trading at the conclusion of the notice period, it will be removed with two days’ notice. If during the notice period further details are disclosed as to the reason for a company’s suspension, those reasons (and any possible resumption of trade date) will be taken into account when determining if the company should remain on notice;

•

if a suspended constituent resumes trading on or before the last business day of the notice period, the deletion notice will be rescinded and the constituent will be retained in the Russell 2000® Index. However, where the constituent resumes trading after the 40th business day of suspension, the constituent will continue to be removed from the Russell 2000® Index as previously announced but in these circumstance the deletion will be implemented at market value unless there are barriers that render a market value irreplicable. In this event, the company will continue to be removed at zero;

•	if the notice period expires in the week preceding an index review, the company will be removed in conjunction with the index review;
•

in certain limited circumstances where the index weight of the constituent is significant and FTSE Russell determines that a market-related value can be established for the suspended constituent, for example because similar company securities continue to trade, deletion may take place at the market-related value instead. In such circumstances, FTSE Russell will set out its rationale for the proposed treatment of the constituent at the end of the suspension period. The company would then be removed at that value at the end of the notice period; and

•

if a constituent has been removed from the Russell 2000® Index and trading is subsequently restored, the constituent will only be reconsidered for inclusion after a period of 12 months from its deletion. For the purposes of index eligibility it will be treated as a new issue.

For example, if FTSE Russell becomes aware that a U.S. company has filed for Chapter 7 bankruptcy, Chapter 11 bankruptcy protection or a liquidation plan, it will be removed from the Russell 2000® Index at the time of filing. If a constituent is removed pursuant to this rule and is not trading, FTSE Russell will remove the stock at a nominal price of $0.0001. If a price on an ineligible market (e.g. OTC) is available, the constituent may be removed using this price.

A stock which has been deleted from the Russell 2000® Index as a result of bankruptcy protection or insolvency will only be reconsidered for index eligibility after a period of 12 months from when it comes out of bankruptcy protection.

A stock will also be deleted if FTSE Russell becomes aware (at a quarterly review) that the price of an existing constituent is considered reaching its minimum permissible trade price. The constituent will be removed from the Russell 2000® Index in line with the review subject to it still being at the minimum permissible trade price up to the start of the quarterly review lock down period. The stock will only be reconsidered for index eligibility after a period of 12 months.

Stock Distributions and distributions in specie— A price adjustment for stock distributions is applied on the ex-date of the distribution. Where FTSE Russell is able to value a distribution in specie prior to the ex-date, a price adjustment is made to the company paying the dividend at the open on the ex-date.  If no valuation of the distribution exists prior to the ex-date, no price adjustment is applied.  Where the company whose holders are receiving the distribution is an index member, its shares will be increased according to the terms of the distribution.  If such company is not an index member, the distributed shares will be added to the Russell 2000® Index until they have been settled and have listed, at which point they will be removed at the last traded price giving appropriate notice.

Regular Cash Dividends — Regular cash dividends are those paid to shareholders out of a company’s profits or reserves. These cash dividends impact the total return of the index and are reinvested across the index on the dividend ex-date as part of the total return calculation of the index.

Special Cash Dividends — If a constituent pays out a special cash dividend, the price of the stock is adjusted to deduct the dividend amount before the open on the ex-date. However, special cash dividends are not included as part of the total return calculation of the index (i.e., special cash dividends are not reinvested across the index as regular cash dividends are).

Updates to Shares Outstanding and Free Float — FTSE Russell reviews the Russell 2000® Index quarterly for updates to shares outstanding and to free floats used in calculating the Russell 2000® Index. The changes are implemented quarterly in March, June, September and December after the close on the third Friday of such month.

The June reconstitution will be implemented on the last Friday of June (unless the last Friday occurs on the 29th or 30th of the month, in which case reconstitution will occur on the Friday prior).

In March, September and December shares outstanding and free floats are updated to reflect (i) cumulative share changes greater than 1%, (ii) for constituents with a free float less than or equal to 15%, cumulative free float changes greater than 1%, and (iii) for constituents with a free float greater than 15%, cumulative free float changes greater than 3%. Updates to shares outstanding and free floats will be implemented each June regardless of size (i.e., the percentage change thresholds above will not be applied). FTSE Russell implements the June updates using data sourced primarily from the companies’ publicly available information filed with the Securities and Exchange Commission.

Outside of the quarterly update cycle, outstanding shares and free float will be updated with at least two days’ notice if prompted by primary or secondary offerings if (i) there is a USD $1 billion investable market capitalization change related to a primary/secondary offering measured by multiplying the change to index shares by the subscription price or (ii) there is a resultant 5% change in index shares related to a primary or secondary offering and a USD $250 million investable market capitalization change measured by multiplying the change to index shares by the subscription price. The pricing date will serve as the trigger for implementation; i.e. once FTSE Russell is aware that an offering has priced, the update will be implemented with two days’ notice from market close (contingent on the thresholds described above being triggered). If discovery of the pricing date occurs more than two days after the pricing date, the update will be deferred until the next quarterly review.

If a company distributes shares of an additional share class to its existing shareholders through a mandatory corporate action, the additional share class will be evaluated for separate index membership. The new share class will be deemed eligible if the market capitalization of the distributed shares meets the minimum size requirement (the market capitalization of the smallest member of the Russell 3000E Index from the previous rebalance as adjusted for performance to date). If the additional share class is not eligible at the time of distribution, it will not be added to the Russell 2000® Index.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. ("BITC").  The notes are not sponsored, endorsed, sold, or promoted by BITC.  BITC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BITC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

SPDR® Dow Jones Industrial AverageSM ETF Trust

The units of the SPDR® Dow Jones Industrial AverageSM ETF Trust (the “units”) are issued by SPDR® Dow Jones Industrial AverageSM ETF Trust (the “trust”), a unit investment trust that is a registered investment company.

•	The trust is like a tracking ETF in that it seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of the index.
•	The index it tracks is the Dow Jones Industrial AverageSM (the “index”).
•	The trust does not have an investment advisor. Its investments are adjusted by the trustee.
•	Trustee: State Street Bank and Trust Company.
•	Trust sponsor: PDR Services LLC.
•	The units trade on the NYSE Arca under the ticker symbol “DIA”.
•	The trust’s SEC CIK Number is 0001041130.
•	The inception date for purposes of the units was January 14, 1998.
•	The trust’s units are issued or redeemed only in creation units of 50,000 units.

We obtained the following fee information from the trust’s publicly available information without independent verification. The trustee is entitled to receive a fee for services performed for the trust corresponding to the net asset value of the trust, at an annual rate of 0.10% per annum for the first $499,999,999 of assets, 0.08% per annum for assets over $499,999,999 and up to $2,499,999,999 and 0.06% per annum for assets in excess of $2,499,999,999, plus or minus an adjustment amount (the “adjustment amount”) that is the sum of (a) the excess or deficiency of transaction fees received by the trustee, less the expenses incurred in processing orders for the creation and redemption of units and (b) the amounts earned by the Trustee with respect to the cash held by the trustee for the benefit of the trust. During the year ended October 31, 2020, the adjustment amount reduced the trustee’s fee by $1,214,343. The adjustment amount included an excess of net transaction fees from processing orders of $778,050 and a trustee earnings credit of $436,293. In addition to the trustee’s fee, the trust also incurs a

Dow Jones Industrial AverageSM license fee in an amount that is approximately equal to 0.04% of the net asset value of the trust, marketing expenses in an amount approximately equal to 0.06% of the net asset value of the trust, and other operating expenses in an amount approximately equal to 0.00% of the net asset value of the trust. As of March 31, 2021, the trust’s gross expense ratio is 0.16% per annum.

For additional information regarding SPDR® Dow Jones Industrial AverageSM ETF Trust, please consult the reports (including the Annual Report to Shareholders on Form N-30D for the fiscal year ended October 31, 2020) and other information the trust files with the SEC. Additional information regarding the trust, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the SPDR® Dow Jones Industrial AverageSM ETF Trust website at spdrs.com/en/product/fund.seam?ticker=DIA. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Investment Objective and Strategy

The trust seeks investment results that, before expenses, correspond generally to the price and yield performance of the index. The trust seeks to achieve its investment objective by holding a portfolio of the common stocks that are included in the index, with the weight of each stock in the trust’s portfolio substantially corresponding to the weight of such stock in the index. Although the trust may fail to own certain securities included in the index at any particular time, the trust generally will be substantially invested in index securities.

To maintain the correspondence between the composition and weightings of the common stocks that are actually held by the trust and the common stocks that are included in the index, the trustee adjusts the trust portfolio from time to time to conform to periodic changes made by the index sponsor to the identity and/or relative weightings of the common stocks that are included in the index. The trustee generally makes these adjustments to the portfolio of the common stocks that are included in the index within three business days before or after the day on which changes in the index are scheduled to take effect. The trust does not hold or trade futures or swaps and is not a commodity pool.

The following table displays the top ten holdings and weightings by industry sector of the trust and index. (Sector designations are determined by the trust sponsor using criteria it has selected or developed. Index and trust sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices or trusts with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices or trusts.) We obtained the information in the tables below from the trust website without independent verification.

Top Ten Holdings of Trust and Index as of May 13, 2021

Trust Stock Issuer	Percentage of Trust (%)	Index Stock Issuer	Percentage of Index (%)
UnitedHealth Group Incorporated	7.90%	UnitedHealth Group Incorporated	7.90%
The Goldman Sachs Group, Inc.	6.94%	The Goldman Sachs Group, Inc.	6.94%
The Home Depot, Inc.	6.29%	The Home Depot, Inc.	6.29%
Amgen Inc.	4.87%	Amgen Inc.	4.87%
Microsoft Corporation	4.70%	Microsoft Corporation	4.70%
Caterpillar Inc.	4.64%	Caterpillar Inc.	4.64%
McDonald's Corporation	4.44%	McDonald's Corporation	4.44%
Visa Inc. Class A	4.33%	Visa Inc. Class A	4.33%
Honeywell International Inc.	4.33%	Honeywell International Inc.	4.33%
Boeing Company	4.30%	Boeing Company	4.31%

Weighting by Sector of Trust and Index as of May 13, 2021*

Sector	Percentage of Trust (%)	Percentage of Index (%)
Industrials	17.21%	17.21%
Financials	16.09%	16.09%
Information Technology	20.39%	20.39%
Consumer Discretionary	13.32%	13.32%
Health Care	17.58%	17.58%
Consumer Staples	7.44%	7.44%
Energy	2.06%	2.06%
Materials	1.32%	1.32%
Communication Services	4.59%	4.59%

* Percentages may not sum to 100% due to rounding

Correlation

Although the trust intends to track the performance of the index as closely as possible, the trust’s return may not match or achieve a high degree of correlation with the return of the index due to expenses and transaction costs incurred in adjusting the portfolio. In addition, it is possible that the trust may not always fully replicate the performance of the index due to unavailability of certain index securities in the secondary market or due to other extraordinary circumstances (e.g., if trading in a security has been halted).

For the period ended April 30, 2021, the SPDR® website gave the following performance figures for market price of a unit and the index: unit—1 year on an annualized basis, 41.96%; 3 years on an annualized basis, 14.37%, 5 years on an annualized basis, 16.31%, 10 years on an annualized basis, 12.77%, since inception on an annualized basis, 8.84%; index—1 year on an annualized basis, 42.12%; 3 years on an annualized basis, 14.52%, 5 years on an annualized basis, 16.48%, 10 years on an annualized basis, 12.95%, since ETF inception on an annualized basis, 9.01%.

Unit Dividends

Holders of units receive, each calendar month, an amount corresponding to the amount of any cash dividends declared on the common stocks held by the trust during the applicable period, net of fees and expenses associated with operation of the trust, and taxes, if applicable. Because of the fees and expenses, the dividend yield for units is ordinarily less than the hypothetical dividend yield of the index. Notwithstanding the above, the return on your notes will not reflect any dividends paid on the units or on the securities held by the trust.

Dow Jones Industrial Average®

The Dow Jones Industrial Average®, which we also refer to in this description as the “DJIA” or the “index”:

•	is an equity index, and therefore cannot be invested in directly;
•	does not file reports with the SEC because it is not an issuer;
•	was first calculated on May 26, 1896 with a base value of 40.94 and twelve constituent stocks; and
•	is sponsored by S&P Dow Jones Indices LLC (“Dow Jones Indices”).

The DJIA is a price-weighted index composed of 30 stocks that measures the performance of some of the largest U.S. companies. The stocks are selected at the discretion of an Averages Committee comprised of three representatives of Dow Jones Indices and two representatives of The Wall Street Journal. While stock selection is not governed by quantitative rules, a stock typically is added to the DJIA only if the Averages Committee believes the company has an excellent reputation, demonstrates sustained growth and is of interest to a large number of investors. The Averages Committee evaluates stock price when considering a company for inclusion. The Averages Committee monitors whether the highest-priced stock in the index has a price more than 10 times that of the lowest. Maintaining adequate sector representation within the Dow Jones Industrial Average is also a consideration in the selection process. Each company should be incorporated and headquartered in the U.S. and a plurality of such company’s revenue should be derived from the U.S.  The DJIA covers all industries with the exception of the transportation industry group and the utilities sector.

The U.S. dollar price return calculation (which does not include dividends or other distributions, only the trading prices of the stocks) of the DJIA is reported by Bloomberg under the ticker symbol “INDU Index”. Dow Jones is under no obligation to continue to publish the DJIA and may discontinue publication of the DJIA at any time.

Additional information regarding the DJIA may be obtained the following website: djindexes.com/averages/. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Dow Jones intends for the DJIA to serve as a measure of the entire U.S. market, and therefore the economy, and the DJIA is not limited to traditionally defined industrial stocks. Changes in the composition of the DJIA are made on an as-needed basis by the Averages Committee without consultation with the component companies represented in the DJIA, any stock exchange, any official agency or us. There is no annual or semi-annual reconstitution and changes in response to corporate actions and market developments can be made at any time. In order to maintain continuity, changes to the index stocks included in the DJIA tend to be made infrequently and generally occur only after a component company goes through a major change, such as a shift in its core business, corporate acquisition, or merger. Index reviews do not occur on any established or regular schedule, but only when corporate events with respect to a constituent stock require it. When one component stock is replaced, the entire index is reviewed. As a result, multiple component changes are often implemented simultaneously. The component stocks of the DJIA may be changed at any time for any reason. Constituent changes are typically announced one to five days before they are scheduled to be implemented.

Components with more than one listing of common stock outstanding will only be represented by their designated listing, which is the share class with both the highest one-year (or all available data if less than one year of trading data is available as of the reference date, as defined below) trading liquidity (as defined by median daily value traded) and largest float-adjusted market capitalization. All other share classes are referred to as secondary listings. When the liquidity and market capitalization indicators are in conflict, Dow Jones analyzes the relative differences between the two values, placing a greater importance on liquidity. Once established, the designated listing is only changed if both the liquidity and market capitalization of a secondary listing exceed the liquidity and market capitalization of the designated listing by more than 20%. If only one measure exceeds 20%, Dow Jones analyzes the data as described above to determine if the designated listing should be changed. Otherwise, the designated listing remains unchanged. Dow Jones Indices reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday of September. The last trading day in July is used as the reference date for the liquidity and market capitalization data.

The top ten constituent stocks of the DJIA as of April 12, 2021, by weight, are: UnitedHealth Group Incorporated (7.34%), The Goldman Sachs Group, Inc. (6.47%), The Home Depot, Inc. (6.25%), Microsoft Corporation (4.99%), The Boeing Company (4.87%), Amgen Inc. (4.85%), McDonald´s Corporation (4.50%), Caterpillar Inc. (4.50%), salesforce.com inc. (4.46%) and Honeywell International Inc. (4.46%).

As of April 12, 2021, the 30 companies included in the DJIA were divided into eleven Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Communication Services (4.76%), Consumer Discretionary (13.42%), Consumer Staples (7.50%), Energy (1.98%), Financials (15.35%), Health Care (16.83%), Industrials (17.68%), Information Technology (21.23%), Materials (1.24%), Real Estate (0.00%) and Utilities (0.00%). (Sector designations are determined by the index sponsor, or by the sponsor of the classification system, using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The DJIA is price weighted rather than market capitalization weighted. Therefore, the component stock weightings are affected only by changes in the stocks’ prices, in contrast with the weightings of other indices that are affected by both price changes and changes in the number of shares outstanding. The value of the DJIA is the sum of the primary exchange prices of each of the 30 common stocks included in the DJIA, divided by a divisor. The divisor is changed in accordance with a mathematical formula to adjust for any price impacting corporate action on one of its member stocks; this includes price adjustments, special dividends, stock splits, rights offerings, constituent additions and constituent deletions. The current divisor of the DJIA is published daily in the WSJ and other publications. While this methodology reflects current practice in calculating the DJIA, no assurance can be given that Dow Jones will not modify or change this methodology in a manner that may affect the return on your securities. In addition to its daily governance of indices and maintenance of the DJIA methodology, at least once within any 12 month period, the Averages Committee reviews the DJIA methodology to ensure the DJIA continues to achieve the stated objective, and that the data and methodology remain effective. Where any index component stock price is unavailable on any trading day, the index sponsor will generally use the last reported price for such component stock.

Adjustments for Corporate Actions

There is a large range of corporate actions that may affect companies included in the DJIA. Certain corporate actions require Dow Jones Indices to make an adjustment to the divisor to prevent the value of the DJIA from changing as a result of the corporate action. Corporate actions are applied after the close of trading on the day prior to the ex-date. Several types of corporate actions, and their related adjustments, are listed in the table below.

Corporate Action	Adjustment Made To Index	Divisor Adjustment?
Spin-off

The price of the parent company is adjusted to the price of the parent company minus the price of the spun-off company/share exchange ratio.  Any potential impacts on index constituents from a spin-off are evaluated by the Index Committee on a case by case basis.

Yes
Rights Offering	The price is adjusted according to the terms of the rights offering.	Yes
Stock dividend, stock split, reverse stock split	The price is adjusted according to the terms of the stock split.	Yes
Share Issuance, Share Repurchase, Equity Offering or Warrant Conversion	Index does not use a number of shares or investable weight factors – no impact	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes
Constituent Change

Deletions due to delistings, acquisition or any other corporate event resulting in the deletion of the stock from the index will be replaced on the effective date of the drop. In the case of a zero price spin-off, the spun-off company is not replaced.

Yes

Recalculation Policy

Dow Jones Indices reserves the right to recalculate an index under certain limited circumstances. Dow Jones Indices may choose to recalculate and republish an index if it is found to be incorrect or inconsistent within two trading days of the publication of the index level in question for one of the following events:

1.	Incorrect or revised closing price of a stock on a given day
2.	Missed or misapplied corporate event
3.	Incorrect application of an index methodology
4.	Late announcement of a corporate event
5.	Incorrect calculation or data entry error

Late information that does not impact the divisor is applied at the earliest opportunity Dow Jones Indices becomes aware of the event. Late information impacting the divisor results in a correction and reposting within two trading days. All errors due to Dow Jones Indices’ mistakes (e.g., data entry, methodology misapplication, etc.) are corrected and reposted, provided the error is identified within two trading days. Any other restatements or recalculations beyond two trading days will be determined by the Index Committee, which will review the possible market impact or disruption of such recalculations.

Unexpected Exchange Closures

An unexpected exchange closure is when an exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, Dow Jones Indices is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. Dow Jones Indices’ decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, Dow Jones Indices also uses 3:00 PM ET as the cutoff.

If all exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, Dow Jones Indices will take the following actions:

Market Disruption Prior to Open of Trading:

(i)

If all exchanges indicate that trading will not open for a given day, Dow Jones Indices will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

(ii)	If exchanges indicate that trading, although delayed, will open for a given day, Dow Jones Indices will begin index calculation when the exchanges open.

Market Disruption Intraday:

(i)

If exchanges indicate that trading will not resume for a given day, the index level will be calculated using prices determined by the exchanges based on the NYSE Rule 123C hierarchy. Intraday index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

“SPDR®” is a registered trademark of Standard & Poor's Financial Services LLC (“S&P”) and Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use by S&P Dow Jones Indices LLC. The index is not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates, and neither S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates make any representation regarding the advisability of investing in the index.

Historical Closing Levels of the Underliers

The closing levels of the underliers have fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the underliers have recently experienced extreme and unusual volatility. Any historical upward or downward trend in the closing level of any underlier during the period shown below is not an indication that such underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical closing levels of an underlier as an indication of the future performance of an underlier, including because of the recent volatility described above. We cannot give you any assurance that the future performance of any underlier or the underlier stocks will result in you receiving the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underliers. Before investing in the offered notes, you should consult publicly available information to determine the relevant underlier levels between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the underliers. The actual performance of an underlier over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical levels shown below.

The graphs below show the daily historical closing levels of each underlier from January 1, 2016 through May 17, 2021. As a result, the following graphs do not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most equity securities and, as a result, the level of most equity ETFs. We obtained the levels in the graphs below from Bloomberg Financial Services, without independent verification.

Historical Performance of the SPDR® S&P 500® ETF Trust

Historical Performance of the iShares® Russell 2000 ETF

Historical Performance of the SPDR® Dow Jones Industrial AverageSM ETF Trust

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement.

The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

●	a dealer in securities or currencies;
●	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
●	a bank;
●	a life insurance company;
●	a tax exempt organization;
●	a partnership;
●	a regulated investment company;
●	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
●	a person that owns a note as a hedge or that is hedged against interest rate risks;
●	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
●	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:

●	a citizen or resident of the United States;
●	a domestic corporation;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as pre-paid derivative contracts in respect of the underliers. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the notes. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In addition, the constructive ownership rules of Section 1260 of the Internal Revenue Code could possibly apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes – and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to the tax consequences of any possible alternative characterizations of your notes for U.S. federal income tax purposes.

Possible Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as the offered notes, including whether holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Except to the extent otherwise provided by law, we intend to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” with respect to payments on your notes and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Holders” in the accompanying prospectus. Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting—United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders

This section applies to you only if you are a Non-United States holder. You are a Non-United States holder if you are the beneficial owner of notes and are, for U.S. federal income tax purposes:

●	a nonresident alien individual;
●	a foreign corporation; or
●	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — Non-United States Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — Non-United States Holders” in the accompanying prospectus.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective Non-United States holders of the notes should consult their tax advisors in this regard.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes to be subject to withholding, even if you comply with certification requirements as to your foreign status.

In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts you receive upon the sale, exchange or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any U.S.-source dividends are paid on the underliers during the term of the notes. We could also require you to make certifications (e.g., an applicable Internal Revenue Service Form W-8) prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally will apply to 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) issued (or significantly modified and treated as retired and reissued) on or after January 1, 2023, but will also apply to certain 871(m) financial instruments (or a combination of financial instruments treated as having been entered into in connection with each other) that have a delta (as defined in the applicable Treasury regulations) of one and are issued (or significantly modified and treated as retired and reissued) on or after January 1, 2017.  In addition, these regulations will not apply to financial instruments that reference a “qualified index” (as defined in the regulations).  We have determined that, as of the issue date of your notes, your notes will not be subject to withholding under these rules.  In certain limited circumstances, however, you should be aware that it is possible for Non-United States holders to be liable for tax under these rules with respect to a combination of transactions treated as having been entered into in connection with each other even when no withholding is required.  You should consult your tax advisor concerning these regulations, subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

SUPPLEMENTAL PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

See “Supplemental Plan of Distribution” on page S-36 of the accompanying general terms supplement no. 2,012 and “Plan of Distribution — Conflicts of Interest” on page 129 of the accompanying prospectus. GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $10,000     .

GS Finance Corp. will sell to GS&Co., and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement.  GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 0.25% of the face amount. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. We have been advised that GS&Co. will also pay a fee in connection with the distribution of the notes to SIMON Markets LLC, a broker-dealer affiliated with GS Finance Corp.

We will deliver the notes against payment therefor in New York, New York on May 20, 2021. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The notes will not be listed on any securities exchange or interdealer quotation system.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin LLP, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 23, 2021, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on February 23, 2021.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement the accompanying general terms supplement no. 2,012, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying general terms supplement no. 2,012, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying general terms supplement no. 2,012, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

$1,125,000

GS Finance Corp.

ETF-Linked Notes due 2027

guaranteed by

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC